Filed by Xilinx, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Xilinx, Inc.

Commission File No.: 000-18548

The following is a transcript of a townhall meeting for Xilinx, Inc. employees, led by the CEO of Xilinx, Inc. and the CEO of Advanced Micro Devices, Inc., held on October 29, 2020.

Victor: Well, welcome back, everyone. Good morning, good afternoon, and like to express my thanks and appreciation at how much time you're taking for all these communications. I think it's really important, and hopefully you find this very valuable. So if you go to the next slide, it's really been, it's gonna be a very full session here, so I wanna get right into it.

It's been a very busy 48 hours. You know, we've done many, many press, analysts, of course shareholder briefings. AMD, of course, took the lead, but our team has been very active as well, and, you know, the reaction's been very positive. You know, there's a lot to this story, so some people took a little time to really understand the nuances, but the feedback that we're getting, we're seeing in the print, you know, by again, press, analysts, all the key messages, and I think that as people absorb it, you're gonna see increasing positivity. There was a lot of price target raises for AMD and so forth.

We also had sent out messages to customers, and I would I've received a lot of feedback, you know, some of the other business leaders have received feedback, and that's been really positive. So I think the communications, it's really been a success, and of course, that's because I think the [inaudible 00:01:26] transaction is incredibly powerful, and truly historic. So, things have gone well so far, but again, I expect that there's gonna be more processing of all the information.

So, look, your feedback's extremely valuable too, and in the last couple of session we've really gotten a lot of sense of what's on your mind. You know, if I just cover, summarize the themes, you wanna hear a little bit more about, you know, what's the thinking and the planning for integration over the next approximately 12 months. Clearly, you wanna hear things that could affect you directly, and that's certainly understandable, and, as you know, we don't really have all those details, but of course, we understand as soon as they're available, we will be communicating that.

And, you know, look, I know everybody's, you know, thinking through this news, and it takes some time and everybody absorbs that in a different way, but we're gonna shift over time to talking a lot more about the business and the financial opportunities, which are just immense, over the weeks ahead. I know right now, there's a lot of questions around, again, the structure, and how things might affect everyone.

So, look, we'll, as I said during the meetings, you know, this is just the beginning. We're gonna really try and overcommunicate through the course of the whole year. I'm sure there'll be a time when you're not necessarily gonna want to another one of these all hands. So, all right, let's go to the next slide, please.

And so, here' where I'm really delighted and honored to introduce the CEO of AMD, Lisa Su. Lisa's really engineered a storied turnaround and transformation of AMD, which is also a storied franchise, right, but this is just an unbelievable story in our industry. She joined in 2012, as COO. She took over CEO in 2014. In that time, she's launched literally hundreds of premium products throughout PCs, gaming, and datacenter. Market share has increased across every single business unit. Revenues grew between 2014, when she took over, to 2019 by more than $1 billion. And actually, in this year, she's gonna probably do about over two in a single year. AMD's stock has increased more than 20X in this period of time, and they have a market cap of over $100 billion. So, that's an unbelievable track record, something that is, as I said, a storied accomplishment. So, please give a warm welcome to Lisa. Lisa, welcome back. [inaudible 00:04:10]

Lisa: [inaudible 00:04:10] Very good. Thank you, Victor. And hey, good morning, good afternoon, good evening, everyone. It's really my incredible honor to be here to talk to all of you today. You know, I've had a chance to spend obviously a lot of time with Victor, and a lot of time with his staff, but this is my real, you know, first time being introduced to all the Xilinx employees. So, I wanna say again, you know, how happy and honored I am to be here.

Let me just, you know, talk a little bit maybe, and then we'll have plenty of time for Q&A. So, just a little bit about myself. You know, I'd like to introduce sort of what makes me tick. Maybe that's something that's interesting. Look, I grew up as an engineer, you know, grew up in New York, actually like Victor, we both grew up in New York, and have really been, you know, sort of an engineer at heart. By background, my PhD, is in device physics. So, for those of you who follow, you know, the old days, I was a quarter-micron device engineer at IBM, and, you know, fought those wars for a while.

But I've been in processors for a long time, and, you know, really, what I enjoy about it is the fact that what we do, you know, what we do in processing and high performance, is just so important in this world. Like, we actually make a difference. You know, our products make a difference, and, you know, that's why I've really enjoyed sort of the last 25 year in the semi industry.

You know, fast forward to AMD. I joined, you know, Victor mentioned, I joined AMD in 2012, and, you know, I joined with the idea that this was, you know, a company that had a good foundation, but there was more that we could do to really become a strong execution machine. And so, we've been working on that. It's been, you know, a journey, like all journeys are, and I'm happy with the work that we've done. You know, when our 2015 revenue was about $4 billion, and, you know, this year, given where we are in the year, we'll be north of $9.5 billion. So, you know, our mantra is put out great products, it's all about the products, you know, we're a technology company, put out great products, really focus on deep customer relationships, and then just simplify everything that we do. And that really has been my mantra since I took over as CEO of AMD, and it's helped guide us, frankly. It's helped guide us.

So, we've been incredibly focused on our own story, and I must say, we've been incredibly focused. But as I thought about, you know, sort of where the industry is going, where the semiconductor industry is going, you know, it is a place where there're going to be these big winners, because they're driving the technology, and pushing the envelope on the industry, and really shaping the future of the industry, and I wanted to be part of that. I wanted to be, you know, I wanted AMD to be part of that. And when I think about where we are, I also felt that we couldn't do that alone. And so, we come to today.

I have to say, Victor and I have spent a lot of time together. You know, AMD and Xilinx really started collaborating together about three years ago, I would say, Victor, if that's right. I know you attended our launch in Austin, when we were launching our EPYC products. And I think we knew that, when you think about the compute in the future, I mean, I say this publicly all the time, that the computing industry is heterogenous, and, you know, we need CPUs and we need GPUs, but we also need FPGAs, and we also need ASICs, and, you know, sort of your adaptive SoC concept, you know, really marries some of those. And what we wanna do is to provide the best solutions to the industry across, you know, sort of that gamut of computing. So, we got to know each other really well through just the base collaboration. Actually, we were meeting, you know, quarterly, even right as Victor was becoming CEO of Xilinx, so that we could talk about how we could use our processors and, you know, your adaptive SoCs more closely.

And as I got to know the team more, and I got to know your products more, I think it just became clear that Xilinx is the, first of all, Xilinx is an amazing franchise. Let me start with that. I think the track record that you guys have built over time, and especially over the last five years, to see the acceleration of your market share, has been absolutely fantastic. And then, more than that, Victor and I actually share a very common vision for where the industry is going. And it is about that, you know, sort of future of computing, and how do we provide all of the elements that are necessary to drive that, and so that was just really, really attractive.

You know, we've gotten to know some of your team very well. You know, certainly, from a product standpoint, you know, Gaurav has been very key in helping bring the two teams together. We spent a lot of time with Salil's team, and Freddy on the customer side. And we've just, you know, the teams have really meshed well. And now you come to, you know, what we're doing today. It's extraordinarily exciting. I mean, I hope, you know, you can see what the potential is. You know, our goal in life is, frankly, to build the best technology company in the industry. And what is that? That's high growth, very, very strong products, and frankly, very strong return, you know, for our shareholders and our stakeholders, which includes all of us. I absolutely think we can do it. I'm excited about what we can do together. You know, these things are not easy. I can tell you that, from our board standpoint, you know, we've been looking at sort of the semiconductor chess board for some time. And frankly, we saw no one, you know, no company, that could come anywhere close to Xilinx, in terms of just the technology capability, the business foundation, the people, the talent, and the culture that you have.

So I'm really excited about it. I think it's a big leap of faith on both of our parts, so, you know, one of the things, as we were getting up to deciding to take this step, I had a chance to talk to your board. And, you know, we had to do it over Zoom, like this, but I spent some time with your board, at Victor's invitation. And what I told you board was that, you know, obviously, I told them all the reasons I'm excited about the technology and the future of the industry, and Xilinx, but what I also told your board is that I wouldn't do this if I didn't have Victor with me, because we are a team, and we have a shared vision, and we have a shared belief of what we can do for the industry, and, you know, that just goes a long way, because there's all kinds of details that we have to talk about, but, you know, at the core, I think that this is about what we can do in the future, and what we can do for our joint companies, and so I'm really, really excited.

I think, you know, one of the things that's so nice is that we actually do have very common cultures, so as you get to know the AMD team, you'll see that they're actually very similar to the Xilinx team. We're kind of techies at heart. You know, we walk into meetings and we talked about why does the product roadmap look this way, and, you know, what's the competition doing, and how can we do more for customers, and, you know, how do we push the envelope. There are many things that we have in common, in terms of our technology usage. You know, we're both at TSMC, we both like chiplets, we both like this, you know, sort of die stacking packaging technologies.

There's some things that you guys do better than we do, and we're gonna learn from those capabilities. I mean, you know, [inaudible 00:13:08] showed me some very, very innovative things that you're doing in, you know, already thinking about 3-nanometer technology, you know. We're not actually there yet. So, you know, that's an advantage, and yeah, there's some places where, you know, we're investing significantly. You know, certainly, we're very big at TSMC and so on and so forth, so, you know, we'll have a chance to do that together. So there are lots of opportunities for us to bring the best of both worlds together. And so, I'm very excited, and, you know, I think this is a tremendous opportunity. It's sort of a once-in-a-lifetime opportunity. You know, frankly, I said to my husband that this is the most important thing I've ever done in my career, and it's just, like I said, I'm just so thrilled to be able to be a part of this journey that we're gonna have together, and look forward to getting to know all of you.

So, maybe Victor, I'll leave it at that, so that we can get into some of the questions, perhaps.

Victor: Sure, that was terrific, Lisa. Thank you so much, and I also want to thank you for, you know, your time is under such demand to join us, and speak to the company like this so quickly. So, thank you.

So, let's go to the next slide, and before we get into the interactive, you know, Q&A, we've already kind of gotten an incredible amount of questions. You know, I've kind of said that we had the two meetings already, just internally, and we had over 800 pre-submitted questions. We had already over 100 just for this morning, so a lot of interest in understanding your thoughts on this, and it was really great what you just shared, by the way, so I think you've covered a good amount of it, actually, but, and, you know, Annie will collect it and thematicize it, and then give it to you. She usually puts us in the hot seat. Today, you're the star of the show.

[end of video recording]

* * *

Important Information about the Merger and Where to Find It

In connection with the proposed transaction, Advanced Micro Devices, Inc. (“AMD”) intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Xilinx, Inc. (“Xilinx”) and AMD and that will constitute a prospectus with respect to shares of AMD’s common stock to be issued in the proposed transaction (“Joint Proxy Statement/Prospectus”). Each of Xilinx and AMD may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Xilinx or AMD may file with the SEC. INVESTORS, XILINX STOCKHOLDERS AND AMD STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, Xilinx stockholders and AMD stockholders will also be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents containing important information about Xilinx, AMD and the proposed transaction that are or will be filed with the SEC by Xilinx or AMD through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by AMD will also be available free of charge on AMD’s website at ir.AMD.com or by contacting AMD’s Corporate Secretary by email at Corporate.Secretary@AMD.com. Copies of the documents filed with the SEC by Xilinx will also be available free of charge or by contacting Xilinx’s investor relations department at the following:

Xilinx, Inc.

2100 Logic Drive

San Jose, California 95124

Attention: Investor Relations

(408) 559-7778

ir@xilinx.com

www.investor.xilinx.com

Participants in the Solicitation

Xilinx or AMD and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Xilinx’s directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, is contained in Xilinx’s proxy statement for its 2020 annual meeting of stockholders which was filed with the SEC on June 19, 2020. Information regarding AMD’s directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, is contained in AMD’s proxy statement for its 2020 annual meeting of stockholders which was filed with the SEC on March 26, 2020. Additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed transaction, including the interests of Xilinx and AMD directors and executive officers in the transaction, which may be different than those of Xilinx and AMD stockholders generally, will be contained in the Joint Proxy Statement/Prospectus and any other relevant documents that are or will be filed with the SEC relating to the transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Xilinx’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Xilinx and AMD, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Xilinx’s and AMD’s businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Xilinx and AMD; (iii) the impact of the COVID-19 pandemic on Xilinx’s business and general economic conditions; (iv) Xilinx’s ability to implement its business strategy; (v) pricing trends, including Xilinx’s and AMD’s ability to achieve economies of scale; (vi) potential litigation relating to the proposed transaction that could be instituted against Xilinx, AMD or their respective directors; (vii) the risk that disruptions from the proposed transaction will harm Xilinx’s or AMD’s business, including current plans and operations; (viii) the ability of Xilinx or AMD to retain and hire key personnel; (ix) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (x) uncertainty as to the long-term value of AMD common stock; (xi) legislative, regulatory and economic developments affecting Xilinx’s and AMD’s businesses; (xii) general economic and market developments and conditions; (xiii) the evolving legal, regulatory and tax regimes under which Xilinx and AMD operate; (xiv) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Xilinx’s and/or AMD’s financial performance; (xv) restrictions during the pendency of the proposed transaction that may impact Xilinx’s or AMD’s ability to pursue certain business opportunities or strategic transactions; (xvi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Xilinx’s and AMD’s response to any of the aforementioned factors; (xvii) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto; (xviii) Xilinx’s ability to provide a safe working environment for members during the COVID-19 pandemic; and (xix) failure to receive the approval of the stockholders of AMD and/or Xilinx. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the U.S. Securities and Exchange Commission in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the joint proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Xilinx’s or AMD’s consolidated financial condition, results of operations, or liquidity. Neither Xilinx nor AMD assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.